AGRIUM INC.

Annual General Meeting of Shareholders

April 9, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

ELECTION OF DIRECTORS

1.	Twelve director nominees proposed by Management were elected by way of ballot to serve until the earlier of Agrium Inc.’s next annual meeting or until his or her successor is elected or appointed. The results of the director election are as follows:

DIRECTOR	FOR	WITHHELD
Management Nominees
(a) David C. Everitt	100,622,346	13,960,364
(b) Russell K. Girling	100,365,740	14,217,405
(c) Susan A. Henry	59,888,147	1,529,156
(d) Russell J. Horner	60,251,090	1,166,283
(e) David J. Lesar	100,343,257	14,240,006
(f) John E. Lowe	100,587,280	13,995,749
(g) A. Anne McLellan	100,571,841	14,011,343
(h) Derek G. Pannell	60,433,897	983,463
(i) Frank W. Proto	60,131,294	1,285,715
(j) Mayo M. Schmidt	60,254,386	1,163,066
(k) Michael M. Wilson	100,268,240	14,315,149
(l) Victor J. Zaleschuk	100,477,496	14,105,426
Dissident Nominees
(m) David Bullock	45,421,711	7,740,511
(n) Stephen Clark	32,977,777	20,180,516
(o) Mitchell Jacobson	33,090,635	20,070,388
(p) Barry Rosenstein	52,373,122	1,249,157
(q) The Hon. Lyle Vanclief	22,319,965	30,838,863

APPOINTMENT OF AUDITORS

2.	The appointment of KPMG LLP, as independent auditors of Agrium for 2013, was approved by a show of hands. Proxies were received representing 108,787,055 votes for and 3,118,687 votes withheld.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

3.	The Advisory Vote on Agrium’s approach to Executive Compensation was approved by way of ballot. Ballots were deposited representing 94,229,422 votes for and 20,566,405 votes against.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

4.	The Amended and Restated Shareholder Rights Plan Agreement dated as of April 9, 2013 between Agrium Inc. and CIBC Mellon Trust Company, as rights agent was approved by a show of hands. Proxies were received representing 108,206,349 votes for and 3,428,779 votes against.